Exhibit A

Doron Arazi to Succeed Ira Palti as CEO of Ceragon Networks

Palti will transfer his post to Arazi, the Company’s former deputy CEO &
CFO, beginning of July 2021

Little Falls, New Jersey, April 12, 2021 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global leader in wireless hauling solutions, announced today that its Board of Directors has appointed Doron Arazi, an industry-leading executive and the Company’s former deputy CEO & CFO, as its Chief Executive Officer from beginning of July 2021. Doron Arazi will be succeeding CEO Ira Palti, effective on the same date. Ira Palti will remain on the Board of Directors of Ceragon and will be appointed as Vice Chairman.

Under President & CEO Ira Palti, Ceragon’s solutions have earned an unblemished record on network performance. Palti’s sixteen years at Ceragon have seen the Company leverage the wireless transitions from 3G to 5G, establishing the Company as a global leader.

Incoming CEO Doron Arazi is no stranger to this evolution – between 2016 and 2019, he served as the Company’s Deputy CEO. During this time, Arazi led the activities of the APAC and India regions which accounted for over 50% of the annual revenue. He worked to bring new organizational changes and business models into effect, increasing profitability as well as the regional revenue – from $110M in 2016 to $179M in 2018.

Between October 2014 and March 2019, in his CFO capacity, Arazi became intimately familiar with the financial particulars of Ceragon. He was successful in moving the Company from losses and negative cash flow to significant profits and positive cash flow. Within two years, he reduced the Company’s debt to its bank consortium from over $50M to 0, and rebuilt trust with vendors, banks, and the investors community. Arazi’s previous roles at other companies include executive and finance leadership positions at Amdocs, Allot, and Verint Systems.

“Today, with Ira’s leadership over the years, Ceragon is at the meeting point of two high tides – global brand strength, driven by indisputable technology superiority, and the unfolding 5G evolution worldwide. It’s an honor to rejoin the Ceragon family as CEO at this momentous time,” said Doron Arazi. “I’ve been proud to be connected to Ceragon through my previous roles. I look forward to building a stronger company and seizing new opportunities ahead.”

Ira Palti commented, “I have no doubt that under Doron’s vision, Ceragon will continue to thrive. Throughout my sixteen years with Ceragon, I did what I do best – grow a company by growing people, innovating on customer expectations, increasing brand awareness, and sharing my knowledge. I look forward to continuing to serve Ceragon on the Board of Directors.”

“We thank Ira very much for his service of 16 years as CEO and the growth he brought to Ceragon. I’m pleased and very happy to re-welcome Doron to our Ceragon family as the new CEO. We believe Doron’s significant leadership experience at Ceragon and elsewhere will be a great asset to this exciting new chapter of the Company,” said Zohar Zisapel, Chairman of the Board of Directors. “We are confident Doron will move Ceragon forward with the speed and the foresight required to capitalize on the global opportunities in front of us.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global leader in wireless hauling solutions. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as hundreds of private network owners, in more than 150 countries.

Investor & Media Contact:

Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

For more information about our company you should read our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as well as any document we file or furnish with the Securities and Exchange Commission (SEC) by accessing the SEC’s website at www.sec.gov.

Safe Harbor
Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders. This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations and the restrictions on operations created thereby, an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission. Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law. Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.